PETER J. MILLONES

Executive Vice President, General Counsel

203-299-8398

Peter.millones@priceline.com

* Admitted in New York Only

March 22, 2007

Cecilia D. Blye
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:                               priceline.com Incorporated
Form 10-K for the year ended December 31, 2005
(File No. 0-25581)

Dear Ms. Blye:

On behalf of priceline.com Incorporated (the “Company”), I am responding to your letter addressed to Jeffery H. Boyd, the Company’s Chief Executive Officer, dated February 23, 2007, relating to the Company’s Form 10-K for the year ended December 31, 2005.

For your convenience, I have included your comments in this response letter and keyed the Company’s responses accordingly.

Comment One:

Your website includes a link to the website of Priceline Hong Kong.  Priceline Hong Kong lists on its website destinations served in Cuba, Iran and Syria.  These countries are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and controls.  Please clarify for us your relationship with Priceline Hong Kong.  Describe your current, past and anticipated operations in and contacts with Cuba, Iran and Syria, if any, whether directly or through licensees, subsidiaries, affiliated entities or other indirect arrangements.  Discuss their materiality to you in light of the countries’ status as state sponsors of terrorism.  Please also discuss whether the contacts and operations, individually or in the aggregate, constitute a material investment risk to your security holders.

Hutchison-Priceline Limited

Hutchison-Priceline Limited (“Hutchison-Priceline”), the owner of the websites www.priceline.com.hk, www.priceline.com.sg and www.priceline.com.tw, was formed in June 2000 by the Company and Hutchison Whampoa Limited (“Hutchison”), a public company registered in Hong Kong, for the purpose of conducting an internet-based travel business in Asia.

The Company and Hutchison currently own 15.4% and 84.6%, respectively, of the outstanding equity of Hutchison-Priceline.  In the third quarter of 2002, the Company wrote off in its entirety the carrying value of its investment in Hutchison-Priceline.  The Company has the right to appoint two of the five members of Hutchison-Priceline’s Board of Directors.

Since the inception of Hutchison-Priceline, the day to day operations have been managed by Hutchison and Hutchison alone has for the past several years financially supported, as needed, the operations of Hutchison-Priceline.  The Company has no obligation to fund, and has not funded, the operations of Hutchison-Priceline above and beyond the amount of its equity interest in Hutchison-Priceline.  Hutchison-Priceline is obligated to pay certain fees to the Company under license, services and trademark agreements between the Company and Hutchison-Priceline for services rendered from time to time by the Company at the request of Hutchison-Priceline.  Hutchison-Priceline’s activities are not significant to the Company, as future cash flows, if any, resulting from its license, services and trademark agreements have been, and are expected to continue to be, immaterial.

Hutchison-Priceline offers through its websites two travel services to its customers — the sale of airline tickets and hotel room accommodations.  With respect to airline tickets, as a general matter, Hutchison-Priceline only sells airline tickets that depart from Singapore, Hong Kong or Taiwan.   Other than a single round-trip airline ticket from Singapore to Iran (via Bahrain) on Gulf Air sold to a customer in 2006 (approximate value of SGD 1651), Hutchison-Priceline has not sold any airline tickets that departed from or arrived in Cuba, Iran or Syria.  With respect to hotel room accommodations, Hutchison-Priceline has not arranged for or sold any hotel rooms in Cuba, Iran or Syria.  The Company has requested, and Hutchison-Priceline has agreed, to remove any “drop down-boxes” on Hutchison-Priceline’s websites that allow customers to select and search for information about destinations in Cuba.

The Company and its wholly-owned and majority-owned subsidiaries

The Company owns a number of different websites, including the website www.priceline.com.  In addition, the Company’s subsidiaries, including Booking.com B.V. located in the Netherlands and Booking.com Limited (formally known as Active Hotels Limited) located in the United Kingdom, which together generate the substantial portion of the Company’s gross travel bookings outside the United States, own a number of different websites that provide travel services to customers in, among other places, the United States and Europe.

Other than as set forth in the following two bullet points, the Company has not, and since the dates on which they were acquired by the Company (or within days after being acquired) none of the Company’s subsidiaries has, sold travel services in, to or from Cuba, Iran or Syria.

•                  Since the Company’s inception, it has sold 76 airline tickets with destinations in Damascus (72) and Aleppo (4), Syria.  None of the airline tickets sold was for travel on a Syrian airline.  The Company booked the airline tickets through the Worldspan global distribution system and did not have any contact with entities in Syria.  As of March 15, 2007, the most recent booking was February 11, 2007.  Below is a breakdown of the number of airline tickets sold with destinations in Syria by year and the number of overall airline ticket sold by the Company in that year:

	2000	2001	2002	2003	2004	2005	2006	2007 (to date)
Airline tickets sold with destinations in Syria	1	2	0	0	16	12	30	15
Total Priceline airline tickets sold	4.6 million	4.5 million	2.9 million	1.8 million	2.8 million	2.8 million	2.8 million	n/a
% of priceline airline tickets sold with destinations in Syria	0.0000%	0.0000%	0.0000%	0.0000%	0.0006%	0.0004%	0.0011%	n/a

•                  In November and December of 2005, the Company generated commissions of $7.60 and $41.79, respectively, from Enterprise Rent-A-Car for referring two separate customers from the website www.priceline.com to the Enterprise Rent-A-Car website.  These two customers booked rental cars on the Enterprise Rent-A-Car website in Damascus, Syria. The Company did not have any contact with entities in Syria in connection with these two transactions.

The Company does not believe that the contacts and operations described above, individually or in the aggregate, constitute a material investment risk to any of the Company’s security holders.

Comment Two:

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran and Syria.  Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism.  Pennsylvania’s General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism.  Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran and Syria.

Neither the Company nor its subsidiaries (with respect to acquired entities, since the dates on which they were acquired or within days thereof) have sold or are selling travel services in, to or from Cuba or Iran.  The number of transactions and the revenues derived from travel services sold in, to or from Syria — both as an absolute number and as a percentage of the Company’s overall travel sales or airline ticket sales — are minimal.  The Company estimates, for example, that the total revenue recognized from the 30 airline tickets sold with destinations in Syria in 2006 was less than $2,500.  Out of total 2006 revenue of over one billion dollars, it is clear that the Company’s few airline ticket sales with destinations in Syria do not present quantitative materiality issues.

We do not anticipate any significant change in the travel services made available by the Company or its subsidiaries for travel in, to or from Syria.  We are aware of the U.S. export and reexport controls in effect against Syria and note that travel into Syria is not prohibited or restricted under U.S. laws and regulations.  In addition, the fact that travel services in, to or from Syria are available through the Company or its subsidiaries is publicly available on the Company’s websites, and the Company is not aware of any indication that the availability of such services has affected investor sentiment, its reputation, or share value.  Accordingly, the Company does not believe that these qualitative factors affect the quantitative materiality analysis provided above or would be material to an investor in making an investment decision.

Please call me at 203-299-8398 should you or your staff have any questions or require further information.

Very truly yours,

/s/ Peter J. Millones

Peter J. Millones

cc:                                 Jack Guggenheim, Office of Global Security Risk